Form 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D. C. 20549

                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of January 2006
                        Commission File Number: 001-06439


                                SONY CORPORATION
                 (Translation of registrant's name into English)

             7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN

                    (Address of principal executive offices)

          The registrant files annual reports under cover of Form 20-F.



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

                  Form 20-F  X                   Form 40-F __


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______



                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            SONY CORPORATION
                                                              (Registrant)


                                         By:  /s/  Nobuyuki Oneda
                                                      (Signature)
                                         Nobuyuki Oneda
                                         Executive Vice President and
                                         Chief Financial Officer

Date: January 18, 2006

List of materials

Documents attached hereto:


i) Press release announcing Sony Ericsson Q4 Results


Sony Corporation                                 Telefonaktiebolaget LM Ericsson
6-7-35, Kitashinagawa                                        SE-164 83 Stockholm
Shinagawa-ku, Tokyo, 141-0001 Japan                                       Sweden

PRESS RELEASE                                                   January 18, 2006

Sony Ericsson reports record shipments, sales and profits

Highlights:

   - Record year due to strong 2H 2005
   - 3 million Walkman(R) phones shipped since launch
   - Further strengthened portfolio with 3G and entry level handsets

The consolidated financial summary for Sony Ericsson Mobile Communications AB (Sony Ericsson) for the fourth quarter ended December 31, 2005 and full-year 2005 are as follows:

                                  Q4 2004   Q3 2005   Q4 2005   2004   2005
Numbers of units shipped (million)   12.6      13.8      16.1   42.3   51.2

Sales (EURO m.)                     2,005     2,055     2,310  6,525  7,268

Income before taxes (EURO m.)         140       151       206    486    514

Net income (EURO m.)                   55       104       144    316    356


Units shipped in the quarter reached 16.1 million, a 28% increase compared to the same period last year and a 17% increase sequentially, in-line with the sequential growth in the market. Sales for the quarter were Euro 2,310 million, representing a year-on-year increase of 15%. Income before taxes was Euro 206 million and net income was Euro 144 million, which represents a year-on-year increase of Euro 66 million and Euro 89 million respectively.

The fourth quarter witnessed very strong sequential market growth which Sony Ericsson matched, resulting in a record quarter in terms of volumes, sales and net income for the company. The second half of 2005 was particularly strong due to the success of hit model phones in both the imaging and music product categories. A highlight of Sony Ericsson's year was the global success of Walkman branded music phones such as the W800, W600, W550 and the W900, which have established Sony Ericsson at the forefront of expanding consumer choice in how people enjoy digital music on the move. Since the first Walkman phone was launched in volume in August, Sony Ericsson has shipped 3 million Walkman branded units.

"This was another solid quarter for Sony Ericsson, and has enabled us to finish the year with great momentum. We are now seeing the benefit of our earlier investments in R&D which have enabled us to expand the product line-up and successfully appeal to new consumers with products like the Walkman phone series. At the same time, investment in developing the Sony Ericsson brand during 2005 is increasingly supporting our position in the market place," said Miles Flint, President of Sony Ericsson. "In the fourth quarter we continued to announce exciting new products at a variety of price points; from high-end 3G products like the new W900 3G Walkman phone to attractive mid-tier clamshell phones like the Z520 model to lower-priced essential phone models such as the J230, J210 and Z300 that will appeal to consumers who want a simple and stylish handset."

During the fourth quarter Sony Ericsson announced an approximately $14 million investment to purchase a controlling 64.5% stake in Beijing Suohong Electronics Co, Ltd (BSE) from Sony China, in order to strengthen its in-house manufacturing processes. Sony Ericsson's majority ownership in BSE will be consolidated into Sony Ericsson from the first quarter of 2006.

Walkman(R) is the registered trademark of the Sony Corporation.

Sony Ericsson Mobile Communications serves the global communications market with innovative and feature-rich mobile phones, accessories, PC-cards and M2M solutions. Established as a joint venture by Sony and Ericsson in 2001, with global corporate functions located in London, the company employs approximately 5,000 people worldwide, including R&D sites in Europe, Japan, China and America. Sony Ericsson is the global title sponsor of the Women's Tennis Association, and works with the Association to promote the Sony Ericsson WTA Tour in over 80 cities during the year. For more information on Sony Ericsson, please visit www.SonyEricsson.com

CONTACTS:

Investors/Analysts
Ericsson Investor Relations
Gary Pinkham (Stockholm) +46 8 719 0000

Sony Investor Relations
Takao Yuhara (Tokyo)  +81 3 5448 2180
Chris Hohman (London)  +44 20 7444 9711

Press/Media
Ericsson External Relations
Ase Lindskog (Stockholm) +46 8 719 9725

Sony Corporation Corporate Communications
Koji Kurata (Tokyo) +81 3 5448 2200

Sony Ericsson Corporate Communications
Aldo Liguori (London) +44 208 762 5860
Merran Wrigley (London) +44 208 762 5862

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For a detailed description of risk factors see Sony's and Ericsson's filings with the US Securities and Exchange Commission, particularly each company's latest published Annual Report on Form 20-F.